

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2007

Mr. Shane M. Bayless
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

> **Re:** **Petrohawk Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Response Letter Dated May 10, 2007**
> **File No. 0-25717**

Dear Mr. Bayless:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

1. We have reviewed your response to our comment one of our letter dated May 2, 2007. Please amend your current filing to include the information required by Item 102 of Regulation S-K.

Oil and Natural GasOperations, page 11

2.   We have reviewed your response to comment three. As there appears to be a material difference between the price of oil and the price of NGLs; and NSAI forecasts your total NGL production will be about 22% of total liquids and your 2007 production will be14% of total liquids production, please amend your filing to provide separate disclosure for each of the last three years for:

- oil/condensate production volumes and NGL production volumes;
- oil/condensate prices and NGL prices and;
- oil/condensate revenues and NGL revenues

Reserve Report

3.   We have reviewed your response to comment six. Please amend your filing to disclose that in your largest field, Elm Grove/Caspiana, the amount of reserves that are undeveloped and developed but not producing is 70% of the total reserves of that field.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief